82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

April 10, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated October 31, 2002
2. Press Release dated November 21, 2002
3. Press Release dated December 2, 2002
4. Press Release dated December 5, 2002
5. Press Release dated December 18, 2002
6. Press Release dated January 24, 2003
7. Press Release dated March 31, 2003
8. Press Release dated April 2, 2003
9. Material Change Report dated November 8, 2002
10. Material Change Report dated November 29, 2002
11. Material Change Report dated April 3, 2003


03050122

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/bb
Enclosures

UNGAVA MINERALS CORP. October 31, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Released

Ungava Minerals Corp. (the "Company") announced today that it has received and reviewed the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN). The Arbitrator ruled that the Company has "not met the burden of proof and [has] failed to establish by a balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought".

The Company believes that its claims for relief relating to CZZ's violations of the January 12, 2002 Option and Joint Venture Agreement were not adjudicated or even mentioned. Additionally, the Company perceives errors of fact and law in the award as well as vital findings of fact which are distinctly inconsistent in the light of uncontroverted evidence. The Company's counsel will review the decision to determine what appeal or other legal remedy will be pursued.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. November 21, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Canadian Royalties Reports High-Grade Nickel-Copper-PGE's and Palladium Overlimit Assays

Ungava Minerals Corp. (the "Company"), has learned that Canadian Royalties Inc. (CZZ-TSX Venture) on November 11, 2002 and November 19, 2002, reported extensive high-grade nickel-copper-PGE's assay results over broad intervals in at the Expo-Ungava Joint Venture Property. Subsequently, Canadian Royalties reported that it received exceptional palladium overlimit assay results in one drill hole

Canadian Royalties Inc. reported that a qualified person, Bruce Durham (Vice President, Exploration of Canadian Royalties Inc.), reported that while cautious about the overall important of the high palladium assays, the presence of these high values may given an indication that there is a significant distribution of this extremely rich mineralization. For a more detailed review of the assay results, your attention is drawn to the news releases of Canadian Royalties Inc. on November 11, 2002 and November 19, 2002.

The Company's shares currently do not trade on any exchange.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. December 2, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Applies for Supplementary Arbitration Award

On November 29, 2002, Ungava Minerals Corp. applied for a Supplementary Arbitration Award in the arbitration matter with Canadian Royalties Inc. (CZZ – TSX Venture) which resulted in the October 30, 2002 Award. The Company maintains that certain issues were not adjudicated and that there are other matters which warrant further consideration.

The Application for Supplementary Arbitration Award referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. December 5, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Withdraws Application for Supplementary Arbitration Award

Ungava Minerals Corp. (the "Company") announces that, upon counsel's advice, the application for supplementary arbitration was withdrawn on December 3, 2002. Canadian Royalties Inc. (CZZ – TSX Venture) in a motion to strike allegations made in the Company's application asserted that the Arbitrator was functus officio and therefore without jurisdiction to consider the application.

The Company understands that in the province of Québec there is no possibility of any oversight or judicial review of an arbitration decision or any arbitrator's behaviour such as might ground legal review for error law, bias or the like.

The Company continues to maintain that there are issues which were submitted to arbitration which have not been arbitrated.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. December 18, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. INFORMED THAT GOGAMA GOLD INC. HAS SUED CANADIAN ROYALTIES INC. TO SET ASIDE ITS SALE OF AN NSR ROYALTY IN THE UNGAVA PROPERTY

Ungava Minerals Corp. (the "Company"), has been informed that Gogama Gold Inc., ("Gogama"), has commenced an action in the Court of Quebec (Court File No. 500-02-113695-022) to recover its 1% NSR royalty in the Company's Ungava Property as it was constituted January 12, 2001. Gogama's suit is based upon Canadian Royalties Inc. (CZZ – TSX Venture) ("CRI"), not disclosing that it had material information about the mineralization potential of the Ungava Property, as arose upon the September 2000 trespass onto the Ungava Property and sampling and assaying, all of which was not disclosed to Gogama prior to January 12, 2001

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. January 24, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

LINCOLN TORRANCE, DIRECTOR, DIES.

FURTHER LITIGATION WITH CANADIAN ROYALTIES INC. COMMENCES.

The directors of Ungava Minerals Corp. (the "Company") sadly announce the passing of Lincoln Torrance, a director of the Company. Mr. Torrance spent a lifetime in Canadian mineral exploration and brought the Ungava property to the attention of Management. He was a fine gentleman of outstanding personal qualities of kindness and generosity. In World War II he served in the air force, was shot down and held as a prisoner of war. All Company shareholders are in his debt. He will be sorely missed.

Counsel for Canadian Royalties Inc. ("CRI") was informed by Company litigation counsel on 20 January 2003 that legal proceedings are to be commenced in Ontario against CRI and others for relief including the setting aside of the 12 January 2001 option and joint venture Agreement between the Company and CRI.

CRI has advised the Company on 22 January 2003 that it claims the right to arbitration under the said Agreement of 12 January 2001 in connection with the Company's failure to transfer title to a 70% interest in the Company's Ungava trough property pursuant to the terms of the said Agreement because CRI claims to have made certain expenditures on the Property.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436

UNGAVA MINERALS CORP. — March 31, 2003
Toronto, Ontario — Issued and Outstanding: 18,196,610 Common Shares

RESIGNATION FROM AND APPOINTMENT TO THE BOARD OF DIRECTORS

The Board of Directors of Ungava Minerals Corp. accepted today the resignation of Felix Siwanowicz. Mr. Siwanowicz has sat on the Board of Ungava Minerals Corp. since 1996. Lorne H. Albaum, President, thanked Mr. Siwanowicz for his contribution to the Company's development.

Ungava's Board of Directors also announced today the appointment of Dr. Allan Miller as a Company Director, filling the vacancy left by the departure of Mr. Felix Siwanowicz. Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company's property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1997 and 1973, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. April 2, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. FILES STATEMENT OF DEFENCE AND COUNTERCLAIM TO RECOVER UNGAVA PROPERTY

Ungava Minerals Corp. announced today that it has filed a Statement of Defence and Counterclaim in connection with a lawsuit filed with the Ontario Superior Court of Justice by Canadian Royalties Inc. ("CRI"). In the Counterclaim the Company advances claims against CRI and numerous other parties. The Company seeks substantial damages as well as the return of its Ungava property optioned to CRI in 2001.

For the convenience of our shareholders, CRI's Statement of Claim and the Statement of Defence and Counterclaim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

October 30, 2002

Item 3 – News Release

A press release pertaining to the arbitration proceeding with Canadian Royalties Inc. was issued on October 31, 2002.

Item 4 – Summary of Material Change

Ungava Minerals Corp. was involved in an 8-day arbitration hearing in August, 2002, with Canadian Royalties Inc. relating to the right to title of the Expo-Ungava and Phoenix Properties. On October 30, 2002, the arbitration decision was rendered and it concluded that Ungava Minerals Corp. was not successful in any of its claims and Canadian Royalties Inc. would therefore retain all of its rights to its interest in the Expo-Ungava and Phoenix Properties.

Item 5 – Full Description of Material Change

Management of Ungava Minerals Corp. is of the opinion that the Arbitration Award cannot stand for several reasons: (i) issues submitted for arbitration relating to breaches of provisions in the Option and Joint Venture Agreement committed by Canadian Royalties Inc. were not adjudicated and, (ii) vital findings of fact are inconsistent with incontrovertible evidence.

Management of Ungava Minerals Corp. has instructed its counsel to ascertain the procedure to have the arbitration set aside as a nullity

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 8th day of November, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. October 31, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Released

Ungava Minerals Corp. (the "Company") announced today that it has received and reviewed the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN). The Arbitrator ruled that the Company has "not met the burden of proof and [has] failed to establish by a balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought".

The Company believes that its claims for relief relating to CZZ's violations of the January 12, 2002 Option and Joint Venture Agreement were not adjudicated or even mentioned. Additionally, the Company perceives errors of fact and law in the award as well as vital findings of fact which are distinctly inconsistent in the light of uncontroverted evidence. The Company's counsel will review the decision to determine what appeal or other legal remedy will be pursued.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

03 APR 15 AM 7:21

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

November 27, 2002

Item 3 – News Release

A press release pertaining to the arbitration proceeding with Canadian Royalties Inc. was released at Toronto, Ontario on November 27, 2002 for publication across Canada.

Item 4 – Summary of Material Change

On November 22, 2002 counsel for Ungava Minerals Corp. was able to have Homologation of the October 31, 2002 Arbitration Award with Canadian Royalties Inc. deferred. Counsel indicated that Ungava Minerals Corp. intended to request a supplementary arbitration award.

Item 5 – Full Description of Material Change

Ungava Minerals Corp. believes that there are several issues to be adjudicated and matters to be addressed arising out of the award which is annexed hereto.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 29th day of November, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. November 27, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. to Move to Re-Open Arbitration With Canadian Royalties Inc.

Ungava Minerals Corp. (the "Company") announced today that on November 22, 2002 counsel for the Company was able to have Homologation of the October 31, 2002 Arbitration Award with Canadian Royalties Inc. deferred. The Company was directed to file its request for a supplementary arbitration award by December 3, 2002 and intends to do so.

The Company's shares currently do not trade on any exchange.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

March 31, 2002

Item 3 – News Release

A press release pertaining to the proceeding in Ontario with Canadian Royalties Inc. was issued on April 1, 2002.

Item 4 – Summary of Material Change

Ungava Minerals Corp. has filed a Statement of Defence and Counterclaim in connection with a lawsuit filed with the Ontario Superior Court of Justice by Canadian Royalties Inc. ("CRI"). In the Counterclaim the Company advances claims against CRI and numerous other parties. The Company seeks substantial damages as well as the return of its Ungava property optioned to CRI in 2001.

Item 5 – Full Description of Material Change

See Schedule "A" for the Statement of Claim by CRI.
See Schedule "B" for the complete text of the Statement of Defence and Counterclaim of Ungava Minerals Corp.

Ungava Minerals Corp. seeks and intends to recover its Property optioned to Canadian Royalties Inc.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 3rd day of April, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. April 2, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. FILES STATEMENT OF DEFENCE AND COUNTERCLAIM TO RECOVER UNGAVA PROPERTY

Ungava Minerals Corp. announced today that it has filed a Statement of Defence and Counterclaim in connection with a lawsuit filed with the Ontario Superior Court of Justice by Canadian Royalties Inc. ("CRI"). In the Counterclaim the Company advances claims against CRI and numerous other parties. The Company seeks substantial damages as well as the return of its Ungava property optioned to CRI in 2001.

For the convenience of our shareholders, CRI's Statement of Claim and the Statement of Defence and Counterclaim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

Schedule "A"

Court File No. 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.

Plaintiff

-and-

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Defendant

STATEMENT OF CLAIM

TO THE DEFENDANTS

A LEGAL PROCEEDING HAS BEEN COMMENCED AGAINST YOU by the plaintiff. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS PROCEEDING, you or an Ontario lawyer acting for you must prepare a statement of defence in Form 18A prescribed by the Rules of Civil Procedure, serve it on the plaintiff's lawyer or, where the plaintiff does not have a lawyer, serve it on the plaintiff, and file it, with proof of service, in this court office, WITHING TWENTY DAYS after this statement of claim is served on you, if you are served in Ontario.

If you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your statement of defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

Instead of serving and filing a statement of defence, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your statement of defence.

IF YOU FAIL TO DEFEND THIS PROCEEDING, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER

NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

IF YOU SATISFY THE PLAINTIFF'S CLAIM, and pay $1,000.00 for costs, within the time for serving and filing your statement of defence, you may move to have this proceeding dismissed by the court. If you believe the amount claimed for costs is excessive, you may satisfy the plaintiff's claim and satisfy $400.00 for the costs and have the costs assessed by the court.

Date February 18, 2003

Issued by "Signed"
Local registrar

Address of court office: 393 University Avenue
Toronto, ON M5G 1T3

TO: Ungava Minerals Corp.
366 Bay Street, Suite 800
Toronto, ON M5H 4B2

Attention: Lorne H. Albaum

AND TO: Ungava Mineral Exploration Inc.
500 Grande-Allée Est
Bureau 900
Quebec City, PQ G1R 2J7

Attention: Gilles Reny
Grondin, Poudrier, Bernier

CLAIM

1. The plaintiff claims:

(a) An order declaring that the judgment of The Honourable Justice François Bélanger, dated December 3, 2002, issued by the Superior Court of the Province of Quebec, sitting in the practice division in the City and District of Montreal, is enforceable in the Province of Ontario as if it were a judgment issued by the Superior Court of Justice of Ontario;

(b) The costs of this proceeding; and,

(c) Such further and other relief as to this Honourable Court may seem just.

2. The plaintiff, Canadian Royalties Inc. ("C.R.I.") is a corporation continued pursuant to the laws of Canada, having its principal place of business at the City of Val d'Or, District of Abitibi, in the Province of Quebec.

3. The defendant, Ungava Mineral Exploration Inc. ("Ungava Exploration") is a corporation incorporated pursuant to the laws of the Province of Quebec having its registered office at Quebec City, in the Province of Quebec. Ungava Exploration is the successor corporation to Ungava Exploration Inc.

4. The defendant, Ungava Minerals Corp. ("Ungava Corp.") is a corporation continued pursuant to the laws of Canada, having its registered office in Mississauga, in the Province of Ontario. Ungava Exploration and Ungava Corp. (collectively, "Ungava") are related corporations.

5. Ungava and C.R.I. entered into an option/joint venture agreement (the "Agreement") involving the exploration of certain property located in the Nunavik region in northern Quebec on or about January 12, 2001. Among other things, the Agreement provides that the governing law of the contract is the law of the Province of Quebec and that in the event of a dispute, the parties agree that a decision shall be rendered by a single arbitrator and that that decision shall be final and binding.

6. Subsequently, a dispute arose between Ungava and C.R.I. regarding a number of issues, including whether the Agreement should be set aside, terminated or annulled.

7. Pursuant to the Agreement, the parties eventually selected an arbitrator to conduct the hearing and prepared and served their respective pleadings.

8. Ungava issued a preliminary statement of claim on May 15, 2002 and an amended statement of claim on July 26, 2002.

9. C.R.I. issued a preliminary statement of defence on June 7, 2002 and an amended statement of defence on August 5, 2002.

10. The arbitration hearing was held in Montreal, Province of Quebec, on August 12, 13, 14, 19, 20, 21, 22, and 23, 2002, before Mr. Claude Bisson, former Chief Justice of the Court of Appeal of Quebec.

11. At all times during the arbitration hearings Ungava was represented by legal counsel and Ungava voluntarily attorned to the jurisdiction of the arbitrator.

12. The arbitrator rendered his decision on or about October 31, 2002.

13. The arbitrator decided that Ungava did not meet the burden of proof and it failed to establish on the balance of probabilities the essential facts necessary to justify the granting of any of the relief sought. The arbitrator dismissed the Ungava claim in their entirety.

14. As a result of the arbitration being in a private forum, C.R.I. subsequently brought a motion, before the Honourable François Bélanger, Justice of the Superior Court of Quebec, to homologate the binding arbitration award. This motion was made on proper notice to Ungava and was not contested. The motion was granted on December 3, 2002.

15. The order of the Honourable Justice Bélanger, was registered by C.R.I. with the Quebec Superior Court and judgment was issued and entered (the "Quebec Judgment") on December 3, 2002.

16. C.R.I. pleads that the Quebec Judgment is:

(a) final and conclusive on the merits;

(b) definite; and

(c) given by a court of competent jurisdiction, since a real and substantial connection existed between the subject matter of the proceeding and Ungava, in that:

(i) the underlying claim involves an agreement made in Quebec;

(ii) the governing law of the agreement is the law of Quebec; and

(iii) the parties carried on business in Quebec.

17. C.R.I. pleads that the Quebec Judgment was not obtained by fraud and is not contrary to the public policy.

18. C.R.I. therefore pleads that the Quebec judgment is enforceable in the Province of Ontario, and that it is entitled, therefore, to a declaration that the Quebec Judgment is enforceable in the Superior Court of Justice of Ontario.

19. The plaintiff relies on Rules 17.02(m) of the Rules of Civil Procedure for the service of Ungava Exploration outside Ontario.

The plaintiff proposes that this action be tried at Toronto.

February 18, 2003

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Lorne Silver LSUC#24238L
Tel: 416-869-5490
Fax: 416-640-3018

Solicitors for the Plaintiff

CANADIAN ROYALTIES INC.	**and**	UNGAVA, et al.	**Court File No: 03-CV-244125CM2**
Plaintiff		**Defendant**	

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding commenced at Toronto

STATEMENT OF CLAIM

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Lorne Silver
LSUC#24238L
Tel: 416-869-5490
Fax: 416-640-3018

Solicitors for the Plaintiff

Schedule "B"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

BETWEEN:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH, JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL, ROBERT WARES, CYGNUS CONSULTING INC., UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

STATEMENT OF DEFENCE AND COUNTERCLAIM

TO THE DEFENDANTS TO THE COUNTERCLAIM

A LEGAL PROCEEDING has been commenced against you by way of a counterclaim in an action in this court. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS COUNTERCLAIM, you or an Ontario lawyer acting for you must prepare a defence to counterclaim in Form 27C prescribed by the Rules of Civil Procedure, serve it on the plaintiff by counterclaim's lawyer or, where the plaintiff by counterclaim does not have a lawyer, serve it on the plaintiff by

counterclaim, and file it, with proof of service, in this court, WITHIN TWENTY DAYS after this statement of defence and counterclaim is served on you.

If you are not already a party to the main action and you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

If you are not already a party to the main action, instead of serving and filing a defence to counterclaim, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your defence to counterclaim.

IF YOU FAIL TO DEFEND THIS COUNTERCLAIM, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

DATED: March 31, 2003.

Issued by:

____
LOCAL REGISTER

Address of Court House:

393 University Avenue
Toronto, Ontario
M65G 1E6

TO: **CANADIAN ROYALTIES INC.**
VAL D'OR, QUEBEC

AND TO: **GLEN MULLAN**
VAL D'OR, QUEBEC

AND TO: **BRUCE DURHAM**
ONTARIO

AND TO: **THOMAS O'BRADOVICH**
KIRKLAND LAKE, ONTARIO

AND TO: **JENNIFER BOYLE**
VAL D'OR, QUEBEC

AND TO: **GLEN SCHLYTER**
VAL D'OR, QUEBEC

AND TO: **JAMES MUNGALL**
DEPARTMENT OF GEOLOGY
22 RUSSELL STREET
TORONTO, ONTARIO

AND TO: **ROBERT WARES AND**
CYGNUS CONSULTING INC. C/O ROBERT WARES
MONTREAL, QUEBEC

AND TO: **UNIVERSITY OF TORONTO**
SIMCOE HALL
27 KING COLLEGE CIRCLE
TORONTO, ONTARIO

AND TO: **CASSELS BROCK & BLACKWELL LLP**
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2

Lorne Silver, Esq. LSUC #24238L
(416) 869-5490; Fax (416) 640-3018

Solicitors for the Plaintiff

STATEMENT OF DEFENCE AND COUNTERCLAIM

1.The defendants, plaintiffs by counterclaim, admit paragraphs 2, 3, 4, 7, 8, 9, 10, 12 and 15, of the statement of claim and except where as otherwise expressly admitted, deny each and every allegation contained in the statement of claim and put the plaintiff to the strict proof thereof.

PARTIES
Defendants
Ungava Minerals Corp.

2.The defendant, Ungava Minerals Corp. is a company continued under the law of Canada having its head office in the Province of Ontario.

Ungava Mineral Exploration Inc.

3.The defendant, Ungava Mineral Exploration Inc. is a company incorporated under the law of Quebec and is a wholly owned subsidiary of the defendant, Ungava Minerals Corp. having its head office in the Province of Quebec. (The defendants, Ungava Minerals Corp. and Ungava Mineral Exploration Inc. are hereinafter collectively referred to as "UMC").

Plaintiff and Defendants by Counterclaim
Canadian Royalties Inc.

4.The plaintiff and defendant by counterclaim, Canadian Royalties Inc. ("CRI") is a company incorporated under the law of the Province of Alberta and continued as a federal company having its head office in Val D'Or in the Province of Quebec. CRI is responsible in law for the acts of its agents, employees and servants including those defendants by counterclaim acting under the direction, influence or control of CRI.

Glen Mullan, Jennifer Boyle, Bruce Durham, Thomas O'Bradovich and Glen Schlyter

5.The defendant by counterclaim, Glen Mullan ("Mullan") is the President, chief executive officer and a director of CRI. He is a prospector and resides in the Province

of Quebec.

6.The defendant by counterclaim, Jennifer Boyle ("Boyle") is a barrister and solicitor called to the Bar in the Province of Alberta and is vice-president and a director of CRI and now resides in the Province of Quebec. During the period September 2000 to August 2001 she resided in the Province of Alberta.

7.The defendant by counterclaim, Bruce Durham ("Durham") is a professional engineer and is a vice-president and a director of CRI and resides in the Province of Ontario.

8.The defendant by counterclaim, Thomas O'Bradovich ("O'Bradovich") is a prospector and is a vice-president of CRI and resides in the Province of Ontario.

9.The defendant by counterclaim, Glen Schlyter ("Schlyter") is a director of CRI and resides in the Province of Quebec.

10.UMC pleads that at some material times, the defendants, Mullan, Boyle, Durham, O'Bradovich and Schlyter were the servants and agents of CRI. These defendants are liable for their independent tortious conduct including conspiracy as pleaded herein and CRI is responsible vicariously for that conduct as well. All of the aforesaid are liable as co-conspirators regardless of whether each individual was involved in each

act in furtherance of the conspiracy described herein.

James Mungall and University of Toronto

11.The defendant by counterclaim, The University of Toronto is incorporated under the law of the Province of Ontario. The defendant by counterclaim, James Mungall is a professor of geology employed by the University of Toronto in its Department of Geology. Mungall resides in the Province of Ontario. UMC pleads that at all material times, Mungall acted in the course of his employment with the University of Toronto and that the University of Toronto is vicariously liable for all of the actions of Mungall as pleaded herein. (These defendants are collectively referred to hereinafter as "Mungall").

Robert Wares and Cygnus Consulting Inc.

12.The defendant by counterclaim, Robert Wares is a professional engineer and resides in the Province of Quebec. He owns or controls the defendant by counterclaim, Cygnus Consulting Inc. The defendant by counterclaim, Cygnus Consulting Inc. is a company incorporated under the law of the Province of Quebec having its head office in the City of Montreal. At all material times, the defendant by counterclaim, Robert Wares acted in the course of his employment with the defendant

by counterclaim, Cygnus Consulting Inc. and his actions bind that company (hereinafter the defendants, Wares and Cygnus Consulting Inc. are collectively referred to as "Wares"). In or about 1997, Wares was retained by High North Resources Inc., who at that time had an option on the UMC property (as defined below), to carry out an exploration program on the UMC property and in November 1997, he prepared a Report on the 1997 exploration program and submitted it to High North Resources Inc. and UMC. Mungall had worked on the UMC property in 1997 as an employee of Wares carrying out geological mapping and collecting samples.

PROPERTY

13.At all material times prior to January 12, 2001, UMC held all of the rights and interest in a mining permit designated permit number 970 in the Ungava Trough Region of Northern Quebec issued by the Province of Quebec and certain comprised claims (the "Property"), subject to two 1% net smelter returns royalties.

14.The Property covers an area of approximately 173 square kilometres (approximately 40 kilometres from west to east and 4 kilometres from north to south) located in the northern part of the Ungava Peninsula, Nunavik Territory in the Province of Quebec.

15.The Property is contiguous to the mining permit currently owned by CRI known as

the Phoenix property, ("Phoenix Property"), designated as mining permit number 1608. CRI acquired the mining rights to the Phoenix Property on or about October 24, 2000.

16.Just prior to the parties entering into the option and joint venture Agreement (the "Agreement") dated January 12, 2001, respecting the Property, the Province of Quebec amended the *Mining Act* whereby permits and mineral claims could be replaced by Map Designated Units ("MDUs") defined as cells of fixed dimension on a GPS defined grid. The Property is now constituted of a number of contiguous MDUs.

17.The Phoenix Property abuts the Property along a portion of its northern boundary. A northerly part of the Property close to the Phoenix Property was the site of the "Mullan Trespass" of September, 2000, referred to below, and of a discovery in 2001 of valuable mineralization now known as the TK Discovery. The Mullan Trespass and the diamond drilling which gave rise to the TK Discovery are about 70 metres apart, with the TK Discovery being east of the Mullan Trespass location.

The Knowledge of the defendants by counterclaim of the potential of the Property to host mineralization as of January 2001

18.Up to and including 1997, drilling and testing had been conducted on the Property to locate the presence of massive sulphide related mineralization. It was generally expected, due to the then current theories of mineralization, regarding the Ungava

Peninsula that valuable metals such as nickel and copper were to be found, if at all, in massive sulphide deposits. Buried sulphide deposits had been located on the Property prior to and during 1997 as a result of the aforesaid drilling and testing. These tests had revealed the presence of low grade nickel-copper-cobalt platinum group metals ("PGMs") in massive to disseminated sulphide mineralization on the Property at a location referred to as the Expo Ungava Deposit ("Expo Ungava Deposit"). The Expo Ungava Deposit comprises a small area of the Property near its center. The focus of exploration had been on nickel and copper in sulphide deposits and what had been found up to 1997 did not warrant commercial development. In the period 1995 to 1997, UMC commissioned airborne geophysical surveys over the Property and several interpretive reports.

19.All surveying and interpretation indicated that the Property's potential lay in encountering base metals in significant concentrations associated with sulphide mineralization. Other minerals such as cobalt and PGMs could be encountered in minor amounts in conjunction with such mineralization.

20.As at January 12, 2001, UMC was unaware that the Property hosted a second type of mineralization styled "Kambalda type" mineralization which made possible the discovery of significant deposits of valuable mineralization, specifically copper and PGMs, in the very extensive peridotite rock structures on the Property and independent of sulphide content. Such peridotite structures are on the surface of the Property

which allows preliminary reconnaissance and prospecting to be carried on cheaply and easily by surface sampling to discover mineralizations including PGMs, whose value has greatly appreciated in the past few years.

21.Reports that UMC had commissioned in 1995 to 1997 had reported that in or about 1970 a single assay had been done of a concentrated sample obtained from diamond drilling the Expo Ungava Deposit. That sample had been tested for PGMs and the presence of minor values of PGMs had been noted. Apart from that one test, UMC was not aware of the location of any other PGM mineralization elsewhere on the Property, either in sulphide hosted mineralization or in Kambalda type mineralization hosted by peridotites.

22.As a result of the surveying, testing and interpretation reports referred to above, as at January, 2001, UMC understood that the known mineral deposit located on the Property, the Expo Ungava Deposit, was not commercially viable and that the Property would require extensive and expensive diamond drilling to hunt for other buried sulphide bodies which might or might not be mineralized with economically significant metals.

RETAINING JAMES MUNGALL AND UNIVERSITY OF TORONTO IN 1999

23.In or about 1997, as pleaded in para. 12 above, certain samples had been collected

including drillcore from the Expo Ungava Deposit and drillcore and surface grab samples collected elsewhere on the Property and transported to Wares' warehouse in Montreal. As pleaded in paragraph 12 above, Wares had been the contractor hired in 1997 by High North Resources Inc. which at the time had an option on the Property. Mungall, as pleaded above, had worked on the Property in 1997 doing geological mapping and collecting samples. In early 1999, Mungall wished to examine the sample collection comprising drill core samples and surface grab samples (the "Collection") and contacted UMC and offered to analyse the Collection for the joint benefit of UMC, CRI and the University of Toronto.

24.UMC pleads that a contract was entered into between Mungall, the University of Toronto and UMC, which contract is particularized in the pleadings in the action, Ungava Minerals Corp. and Ungava Exploration Inc. as plaintiffs and, the University of Toronto and James Mungall, as defendants, (Ontario Superior Court of Justice 02-CV-230552CM2) and UMC adopts the allegations contained in the Statement of Claim in that action and incorporates them by reference into this pleading.

25.UMC further pleads (as set out in the statement of claim in action #02-CV-230552CM2) that at some point prior to January 12, 2001 (when the Agreement described below was entered into), Mungall performed tests on the Collection. Further testing and retesting of the Collection occurred after January 12, 2001.

26.UMC pleads that at times and at places known to Mungall but not known to UMC, Mungall carried out tests on the Collection (and other samples that Mungall secured from the Property) and that as a result of the testing, Mungall discovered ("Mungall Discoveries") the following:

(a) that the Collection contained samples indicating significant copper and PGM mineralization which was hosted in a rock type known as peridotite;

(b) that extensive, continuous bodies of peridotite are located throughout the Property and in particular, over a portion of the Property along its northern border with the Phoenix Property, and, in particular, in the TK Deposit area ("TK Deposit Area") and Mesamax Deposit area ("Mesamax Deposit Area");

(c) that the Property had potential for valuable disseminated PGM and copper mineralization to be found at or near the surface in peridotite structures throughout the Property and which might be commercially mineable making the Property extremely valuable;

(d) that all of the testing and drilling carried out at the Property by or on behalf of UMC prior to 2001, as pleaded above, focussed on the search for mineralized deposits of sulphide ores and none of the testing or drilling had revealed the presence of well mineralized disseminated PGM and copper resources hosted by peridotites at or near the surface throughout the Property; and,

(e) What Mungall discovered was very valuable information not previously known to UMC.

27.UMC pleads that at times and at places unknown to them, but known to the defendants by counterclaim, Mungall intentionally, inadvertently, or negligently disclosed the Mungall Discoveries to the co-defendants by counterclaim and in particular, to Durham and Mullan.

Mullan Investigation of the Existence of PGM on the Property in 2000

28.On or about September 25, 2000, Mullan together with other representatives of CRI travelled once or repeatedly to the Property by helicopter, landed near the TK Deposit Area and took a sample from a location approximately 70 metres west of the TK Deposit Area. The area of the Mullan Trespass sampling was subsequently drilled by CRI at diamond drill hole TK-01-1. The TK Deposit Area was drilled by CRI at diamond drill holes TK-01-2 through TK-01-5. (The Mullan Trespass is referred to as the "Mullan Trespass" and the area where the Mullan Trespass occurred is referred to as the "Mullan Trespass Area").

29.UMC pleads that Mullan had selected the TK Deposit Area for investigation as a result of several airborne electromagnetic anomalies which were identified by means of airborne surveys completed in 1995 on the Property and in 1996 over area which

subsequently was known as the Phoenix Property. Those surveys disclose an airborne electromagnetic anomaly on the Property which Durham and Mullan understood to be an extension of the structure hosting the Mesamax Deposits and was worthy of further exploration.

30.UMC further pleads in addition and in the alternative, that Durham and Mullan selected the TK Deposit Area for investigation on the basis of information about the Property that they had received from Mungall as pleaded in paragraph 27 above.

31.UMC further pleads, in the alternative, that in any event, the site examined by Durham and Mullan in September 2000 was located on the Property and that Durham and Mullan knew (or in the alternative ought to have known) that this site was located on the Property. In addition, UMC pleads that CRI is also liable to UMC for having committed the Mullan Trespass.

32.Following the taking of the sample, Mullan arranged to have the sample assayed. The assay of the sample disclosed the existence of substantial values of PGM and copper hosted by peridotite and Mullan and Durham concluded from the assay results the following ("Mullan Discoveries"):

(a) the Mullan Trespass Area and TK Deposit Area contained valuable PGM and copper mineralization;

(b) the Mullan Trespass Area, TK Deposit Area and the Property generally, had potential for disseminated PGM and copper deposits to be found on or close to the surface hosted by peridotite which was a rock type known to be extensively located throughout the Property;

(c) the Mullan Trespass Area and TK Deposit Area contained bodies of peridotite contrary to the descriptions contained in earlier maps prepared by UMC;

(d) the possibility of open pit mining of PGM and copper mineralization found to be hosted in large volumes of peridotite made the Property extremely valuable;

(e) the previous testing and drilling of the Property which dealt with its potential for mining buried mineralized bodies hosted by sulphide bodies, is entirely distinct from the type of mineralization discovered in September 2000 on the Property by Durham and Mullan and as discovered by Mungall as pleaded in paragraph 27;

(f) apart from the single assay done in 1970 as described in paragraph 21 above, there were no tests for PGM done on samples from the Property, other than what Mungall had carried out as pleaded in paragraphs 23 through 27 above which disclosed the valuable PGM and copper mineralization hosted by peridotite; and,

(g) UMC was unaware of the Mungall Trespass and Mullan Discoveries which revealed substantial previously unknown value in the Property.

33.At times and at places not known to UMC but known to some or all of the defendants by counterclaim, Mullan disclosed the Mullan Discoveries to the other defendants by counterclaim. UMC therefore, pleads that by November 1, 2000, all of the defendants by counterclaim, other than Wares, were aware:

(a) of the Mullan Trespass and Mullan Discoveries;

(b) that the Property was extremely valuable as it contained PGM and copper mineralization hosted by peridotite which had the potential to be mined economically throughout the Property, and in particular, on the TK Deposit Area and Mesamax Deposit Area; and

(c) that the Mullan Discoveries were obtained as a result of the Mullan Trespass on the Property, which had been carried out without the knowledge or consent of UMC and that UMC remained unaware that the Property was valuable as aforesaid.

CONSPIRACY

34.At times and at places known to the defendants by counterclaim but not to UMC, the defendants by counterclaim conspired (the "Conspiracy") with each other for the sole, or in the alternative, primary and predominant unlawful purpose of injuring UMC and securing the Property from UMC and agreed to carry out the following unlawful acts, in that they would:

(a) conceal the Mungall and Mullan Discoveries and the Mullan Trespass from UMC, notwithstanding that the Mungall and Mullan Discoveries and the Mullan Trespass had occurred on or in relation to the Property, and that the Mungall and Mullan Discoveries contained highly important and confidential information belonging to UMC concerning the Property of which UMC was unaware;

(b) cause CRI to acquire the adjacent Phoenix Property which had a common boundary with the northern perimeter of the Property in the vicinity of the Mullan Trespass Area and TK Deposit Area;

(c) cause CRI to enter into the Agreement to acquire a dominant interest in the Property from UMC without revealing the Mungall and Mullan Discoveries and Mullan Trespass in the Agreement terms limiting to the maximum possible extent the legal resources of UMC, should it subsequently discover the perfidy of the co-conspirators;

(d) cause CRI to subsequently act so as to acquire 100% ownership of the valuable TK Deposit Area and Mullan Trespass Area in June 2001 without revealing to UMC the presence of valuable PGM and copper mineralization thereon hosted by peridotites;

(e) cause CRI in furtherance of the objective described in paragraph 34(b) above to violate the terms of the Agreement with UMC regarding the Property, as might be necessary; and

(f) share in the benefits of the interests acquired by the conspirators as set out above.

ACTS OF THE CONSPIRACY

35. The defendants by counterclaim carried out the following acts of the Conspiracy, in furtherance thereto, which acts as committed by Mullan, Boyle, Durham, Mungall, O'Bradovich and Schlyter constitute independent tortious conduct on their part. In addition, these acts were carried out in their capacity as agents, servants and employees of CRI and CRI in addition to being directly liable for the Conspiracy as pleaded in paragraph 34 above is also vicariously liable for the conspiratorial conduct of the said defendants.

Mungall

36. Mungall failed to disclose the Mungall and Mullan Discoveries and Mullan Trespass to UMC when he learned of them. He continued in 2001 to examine rock samples obtained from the Property, and conveyed his findings to the co-defendants by counterclaim and never to UMC. He acquiesced in a false and misleading press release issued by CRI at the instigation of the co-conspirators who were directors of CRI, which was intended to conceal from UMC that Mungall had made the Mungall Discoveries no later than August 2000 and that the co-conspirators had known of the

economic value of the TK Deposit Area prior to January 12, 2001 and prior to CRI obtaining 100% interest in the Property containing the TK Deposit Area in June 2001.

Acquisition of Adjacent Phoenix Property

37. Acting upon fiduciary information that was obtained in his capacity as a fiduciary of UMC, and in furtherance of the Conspiracy, Mullan arranged for CRI to acquire the Phoenix Property adjoining the Property, in the area of the Mullan Trespass in October 2000.

Negotiation of Option and Joint Venture Agreement with UMC by Mullan, Boyle and Durham and their Misrepresentations

38. In October 2000, following the acquisition of the Phoenix Property, Mullan (as part of the Conspiracy with the co-defendants by counterclaim) contacted UMC and proposed a purchase of the Property or an option and joint venture arrangement with respect to the Property. Mullan, Boyle and Durham had knowledge of the Mungall and Mullan Discoveries and the Mullan Trespass, and thus, were possessed with undisclosed information which was confidential information proprietary to UMC concerning valuable PGM and copper mineralization hosted by peridotite located on the Property. Mullan, Boyle and Durham and all their co-conspirators owed to UMC:

(a) A fiduciary duty to act in good faith and to disclose the Mungall and Mullan Discoveries and Mullan Trespass to UMC during the negotiations commenced in October 2000 which duty they did not fulfill; and,

(b) a duty of care to disclose the Mullan and Mungall Discoveries and Mullan Trespass in making representations to UMC about the economic potential and market value of the Property for the purposes of inducing UMC to enter into the option and the Agreement on the terms agreed to, which duty they did not fulfill.

39. UMC further pleads that CRI, having knowledge of the Mungall and Mullan Discoveries and the Mungall Trespass and being possessed of the confidential information concerning the valuable PGM and copper mineralization hosted by peridotite located on the Property which was confidential information proprietary to UMC, owed to UMC, the same duties owed independently by Mullan, Boyle and Durham as pleaded in paragraph 38 above and in addition, owed those duties, vicariously as the principal of Mullan, Boyle and Durham and in addition owed to UMC the fiduciary duties of good faith and the obligation to disclose to UMC the Mungall and Mullan Discoveries, Mungall Trespass and the proprietary and confidential information concerning the valuable minerals located on the Property.

40. During the negotiations that took place during the months of October 2000, to January 2001, Mullan, Boyle and Durham negotiated the Agreement with UMC. In those

negotiations, Mullan, Boyle and Durham failed to disclose that the Mungall and Mullan Discoveries and the Mullan Trespass, knowing the materiality of such information and knowing that had such information been disclosed to UMC, UMC would not have entered into an option and the Agreement with CRI or would have entered into an option and joint venture agreement on substantially different terms than the terms of the Agreement.

41. UMC pleads that in failing to disclose the Mungall and Mullan Discoveries and the Mullan Trespass to UMC, Boyle, Mullan and Durham were in breach of their fiduciary duties and committed fraudulent or, in the alternative, negligent misrepresentation by omitting to disclose the said valuable, confidential and proprietary information. In addition, CRI was in breach of its fiduciary duties and committed actionable, fraudulent and negligent misrepresentation and UMC repeats the allegations contained in paragraph 39 above.

42. On the 12th of January, 2001, as a result of the efforts of Mullan, Boyle and Durham and as part of the Conspiracy, UMC agreed to enter into the Agreement ("Agreement") with CRI. The Agreement made between CRI, Gogama Gold Inc., UMC and 582566 Alberta Inc. provided *inter alia:*

(a) CRI had the right to acquire on an incremental basis up to 80% interest in the Property in consideration of CRI incurring certain exploration,

development, assessment and other expenditures in respect of the Property; and,

(b) in the event that CRI acquired an 80% interest in the Property, Ungava and CRI would be deemed conclusively to have formed a joint venture business relationship to carry out further mining work on the Property.

43. UMC pleads that as a result of the breach of fiduciary duties, obligations of good faith, and the negligent and fraudulent misrepresentations of Boyle, Mullan and their co-conspirators as pleaded above, and as a result of the Conspiracy, (for which CRI is liable as a participant and vicariously as a result of the activities of Boyle, Mullan, Durham, O'Bradovich and Schlyter), a mandatory injunction be issued requiring the defendants by counterclaim, who are directors and officers of CRI (or who may become directors and officers of CRI) to cause CRI to release by quit claim all interest in the Agreement and the Property, reconvey to UMC any MDU units registered in CRI's name which were transferred to it by UMC in June 2001, and to convey to UMC, CRI's entire interests in the Phoenix Property.

FURTHER ACTS OF THE CONSPIRATORS

Activities of Wares in 2001

44. In 2001, Mullan and CRI retained Wares to prepare a Report summarizing the

previous reports that had been prepared by him concerning the Property in 1997 and to include information concerning more recent information obtained relating to the Property and the Phoenix Property.

45. During the preparation of the 2001 report, Wares became aware of the Mungall and Mullan Discoveries and Mullan Trespass and learned that the Mullan Trespass had taken place on the Mullan Trespass Area which had only recently, on June 18, 2001, been conveyed together with the TK Deposit Area by UMC to CRI under circumstances described below.

46. Upon learning of the Mungall and Mullan Discoveries and Mullan Trespass, and the fact that the Mullan Trespass Area and TK Deposit Area had recently been transferred by UMC to CRI, Wares, Mullan and the co-conspirators, at times and at places known to them, but not known to UMC, joined in the Conspiracy and in furtherance thereof:

(a) Wares, knew or ought to have known that UMC had not been made aware of the Mungall and Mullan Discoveries and Mullan Trespass, concealed from UMC up to that point in time that he had concluded that the Mullan Discoveries had been made as a result of the Mullan Trespass which had not previous to that time been disclosed to UMC;

(b) Wares knew that valuable PGM existed on the Mullan Trespass Area and TK Deposit Area and knew that UMC was unaware of this and Wares proceeded to conceal that information from UMC;

(c) Wares disclosed misleading information in his Report dated June 25, 2001 (Wares 2001 Report") which he delivered to CRI in that he stated *inter alia* that PGM, hosted by peridotite had been discovered on the Phoenix Property during reconnaissance work in 2000 when Wares knew that that discovery had occurred on the Property and that the Mullan Trespass Area and the TK Deposit Area had only days before been transferred by UMC to CRI. Wares also knew that the statement about the discovery on the Phoenix Property while strictly true, served to conceal very important facts from UMC and, all readers of his Report, other than the co-conspirators; and,

(d) After delivering the Wares 2001 Report, Wares continued to conceal from UMC, the Mungall and Mullan Discoveries, Mullan Trespass and Wares 2001 Report.

47. UMC pleads that Wares, having prepared a report in 1997 which was addressed to High Point Resources Inc. and UMC and having examined the Property in 1997 whereby he gained valuable information concerning it, owed a fiduciary duty to UMC in 2001 to report to UMC any suspicious subsequent developments concerning the

Property. In failing to do so, Wares breached his fiduciary duty to UMC.

48. In addition and in the alternative, UMC pleads that Wares was retained in the year 2001 by CRI which owed fiduciary duties to UMC pursuant to the Agreement and therefore, Wares also owed to UMC a fiduciary duty to disclose the Mullan and Mungall Discoveries and Mullan Trespass to it and to disclose in the Wares 2001 Report that the discovery in September 2000 of PGM had occurred on the TK Deposit Area which, until one week prior to the issuing of the Wares 2001 Report had been located on the Property. Wares was in breach of his fiduciary duty to UMC in failing to disclose this information to UMC.

49. UMC pleads that had Wares not breached his fiduciary duty as aforesaid and had he not entered into the Conspiracy and concealed from UMC the Mungall and Mullan Discoveries and Mullan Trespass, UMC would have been made aware of the wrongful acts of the defendants by counterclaim in June 2001 as pleaded herein and would have taken immediate steps to enforce its rights to terminate the Agreement and in the alternative, to set aside the conveyance of the Mullan Trespass Area and TK Deposit Area to CRI.

Suppression of the Wares and Mungall Reports

50. In 2001, following the execution of the Agreement, in furtherance of the Conspiracy,

the individual defendants by counterclaim who were officers and directors of CRI (or some of them) caused CRI to retain Mungall to carry out retesting on the Collection which had been supplied to Mungall by UMC under a contract in 1999. The hiring of Mungall and retesting was carried out in order to conceal from UMC the fact that Mungall had already carried out such testing between 1999 and 2001 as pleaded above and had made the Mungall Discoveries.

51. On or about June 25, 2001, CRI received the Wares 2001 Report and at about the same time the Report prepared by Mungall dated June 27, 2001 ("Mungall Report"). These reports revealed; and,

(a) that sampling, mapping and testing had been carried out by Mullan on what at that subsequent time was the Phoenix Property in the year 2000 and revealed the results discovered from that testing;

(b) that the Property had potential for a disseminated mineralization type of valuable ore body in addition to the massive sulphide ore body type which had to that point in time guided all exploration and interpretation of the Property.

52. The defendants by counterclaim concealed the Wares 2001 Report and Mungall Report from UMC so that UMC did not, in 2001, learn of the Mungall and Mullan

Discoveries and the Mullan Trespass. The Mungall Report was prepared for purposes of disclosure to prospective CRI investors who would fund the 2001 program of work on the Property. The Wares 2001 Report and the Mungall Report were only disclosed to UMC in or about the summer of 2002.

Transfer of the TK Deposit Area to CRI

53. In or about June 2001, in consequence of the Conspiracy and as a result of the breach of the fiduciary duties of Mullan and his co-conspirators and as a result of the fraudulent and negligent misrepresentations of Mullan, UMC conveyed a portion of the Property comprising the Mullan Trespass Area and TK Deposit Area to CRI in the following manner:

(a) Mullan fraudulently, or in the alternative, negligently represented to UMC that as part of the transformation of the Property from comprising a mining permit and mining claims into map designated units ("MDUs"), it would be possible to expand the dimensions of the Property into unclaimed abutting area at no charge. Mullan represented to UMC that CRI was not able to similarly convert its properties into MDUs and thereupon perhaps to expand them. Mullan represented that it would be equitable if UMC would share some of the area outside the original limits of the Property obtained, upon conversion of the Property into MDUs, a proposal which UMC agreed to because it

reposed trust and confidence in CRI and its directors, as they were fiduciaries of UMC in respect of the management of title issues regarding the Property. Mullan fraudulently did not disclose that the MDUs he requested to be transferred to CRI did not comprise "after acquired" acreage outside the boundary of the Property but rather comprised the areas of the Mullan Trespass and TK Deposit. Mullan fraudulently represented that the MDUs which were to be transferred, were "after acquired" MDUs outside the original perimeter of the Property when in fact they covered a valuable part of the Property abutting the Phoenix Property;

(b) UMC received no consideration from CRI or any co-conspirators for the June 2001 transfer of the MDUs to CRI; and,

(c) Mullan knew that UMC would not have conveyed the TK Deposit Area and Mullan Trespass Area had UMC been aware of the fact that the acreage comprised part of the Property or of the fact that they contained valuable PGM and copper mineralization hosted by peridotite, which would have been known to them if the Mungall Discoveries or Mullan Discoveries had been disclosed to them, and which Mullan and his co-conspirators knew was being concealed from UMC.

54. UMC pleads that such representations, misrepresentations and concealments as

pleaded herein constitute a breach by Mullan and his co-conspirators of their fiduciary duties and constitute actionable fraudulent and/or negligent misrepresentation through their omission and failure to disclose the information as pleaded above in connection with the June 2001 transfer of acreage to CRI by UMC.

55. The defendants by counterclaim knew that there was no necessity that a transfer of part of the Property occur upon the conversion of title into MDUs and they carried out their acts as pleaded above for gain as part of the fraudulent Conspiracy.

56. UMC pleads that the defendants by counterclaim in carrying out the Conspiracy to cause UMC to convey the MDUs comprising the TK Deposit Area and the Mullan Trespass Area to CRI as pleaded above:

(a) acted in bad faith, they interfered with the economic relations of UMC; and,

(b) induced CRI to breach the Agreement in bad faith and illegally since the transfer of MDUs involved a transfer of parts of the Property as defined in the Agreement and the terms of the Agreement governing such change were never satisfied. Additionally, CRI had an express duty in the Agreement to act to protect the Property, which it did not do in acquiring a portion of the Property as its own property and for its own benefit.

57. UMC further pleads that as a result of the Conspiracy, breach of fiduciary duties, breach of good faith and fraudulent and negligent misrepresentation as pleaded above, the defendants by counterclaim have been unjustly enriched and are liable directly or vicariously liable for having committed the tort of trespass. UMC waives the tort of trespass and claims disgorgement of all benefits received by the defendants by counterclaim as a result of their wrongful acts.

Issuing Misleading Press Release March 9, 2001

58. On March 9, 2001, Mullan, Boyle, Durham and O'Bradovich prepared a CRI press release ("Press Release") which stated the following:

> "The company also reports that testing of a gossan situated some 8 km from the Expo Ungava Deposit has returned anomalous assays ranging from .1-.4g/t Pt, .83.7g/t Pd and .28%-2.6% Cu".

59. That testing referred to therein includes that which occurred as a result of the Mullan Trespass and ultimately resulted in the Mullan Discoveries. UMC is not aware of the particulars of other trespasses on the Property by Mullan and his co-conspirators as is suggested by the said Press Release. The defendants by counterclaim, as part of the Conspiracy, attempted to mislead UMC and the public by suggesting in the Press Release that the testing had occurred off of the Property when in fact the said defendants by counterclaim (and all of the defendants by counterclaim except Wares),

then knew that the testing referred to in the Press Release had taken place on the Mullan Trespass Area and elsewhere on the Property.

Announcement of Discoveries

60. In or about the summer and fall 2001, CRI announced that test and drilling results on the Property and the TK Deposit Area and Mesamax Deposit Area revealed valuable deposits of PGM copper and other minerals which could be economically mined if further drilling revealed mineable quantities of ore.

61. CRI has spent in excess of $1,750,000.00 in development expenses and seeks registration of a 70% interest of what remains of the Property.

ARBITRATION PROCEEDINGS

62. In or about April 2002, UMC discovered that a portion of the Property along its northern boundary no longer comprised part of the Property and comprised part of the Phoenix Property and immediately called for arbitration under the provisions of the Agreement.

63. On May 15, 2002, arbitration proceedings were commenced ("Arbitration") pursuant to the terms of article 12 of the Agreement in the Province of Quebec claiming return

of that portion of the Property which had been taken to CRI by UMC without UMC's consent and in breach of the terms of the Agreement.

64. On or about June 13, 2002, CRI forwarded to UMC as part of the documentary disclosure in the Arbitration proceedings copies of the Wares 2001 Report and the Mungall Report and as a result of the information contained in those reports, UMC expanded its Arbitration claim to encompass the failure by CRI to disclose the Mullan Discoveries and the Mullan Trespass at the time that the Agreement was negotiated and executed.

65. UMC's final pleadings in the Arbitration claimed that the failure on the part of CRI to disclose the Mullan Discoveries and Mullan Trespass constituted a breach of good faith entitling UMC to rescind the Agreement and requiring CRI to transfer the Phoenix Property to UMC.

66. UMC retained the law firm of Ogilvy Renault ("Ogilvy") to act for them in the Arbitration. Mr. Claude Bisson was appointed the arbitrator ("Arbitrator"). At the request of CRI, the Arbitration was fast tracked with an expedited time table imposed and a hearing date was scheduled for the week of July 15 through July 19, 2002.

67. The Arbitration was conducted pursuant to article 12 of the Agreement and in accordance with articles 940 to 947.4 inclusive of the Code of Civil Procedure of the

Province of Quebec, applicable articles of the Civil Code of Quebec and the terms of the Protocol of Arbitration executed August 23, 2002 by UMC and CRI.

68. The Arbitration involved detailed and complex factual matters including the analysis of technical engineering reports and geological mining maps. Preparation for the Arbitration took place May through July, 2002 on an intensive basis by Ogilvy and UMC.

DENIAL OF NATURAL JUSTICE BY THE ARBITRATOR

Resignation of Ogilvy

69. On or about July 8, 2002, Ogilvy, at its own request and on its own initiative, sought to be removed as counsel for UMC in the Arbitration set to commence July 15, 2003.

70. Mr. Jean Bertrand, solicitor, of the firm of Ogilvy, spoke to the Arbitrator on July 8, 2002 advising the Arbitrator of its decision to resign. On July 9, 2002 a conference call took place between Ogilvy, counsel for CRI, and the Arbitrator wherein submissions were made concerning the resignation of Ogilvy as counsel for UMC and the terms of an adjournment of the hearing of the Arbitration. UMC was not invited nor given an opportunity to make representations to the Arbitrator, notwithstanding that Ogilvy would not be acting on the return date of the Arbitration hearing or have any role in the subsequent completion of pleadings and other required documentation,

the preparation of the witnesses and the documentation for hearing on the presentation of UMC's case at the Arbitration hearing.

Interim Award of the Arbitrator

71. On July 10, 2002, the Arbitrator made an interim award ("Interim Award") allowing Ogilvy to resign at its request and requiring the Arbitration to commence August 12, 2002 whether or not UMC was able to secure and instruct new counsel who would be available on that date. In doing so the Arbitrator sanctioned behaviour by Ogilvy which would not be permitted in an ordinary civil proceeding.

72. UMC pleads that the setting of the August 12, 2002 hearing date, in the absence of representations on behalf of UMC and without giving UMC the opportunity to first secure replacement counsel who would be able to make representations as to their availability and the minimum timing necessary to prepare for the hearing, was unfair, unconscionable, and constituted a serious and manifest denial of natural justice. Such an interim award severely prejudiced the defendants in their ability to secure counsel who could be adequately prepared to deal with the complex hearing which was to take place within approximately one month.

Further Refusal of the Arbitrator to Grant UMC an Adjournment and its Prejudicial Consequences

73. Efforts were made by UMC to secure counsel who would be prepared to commence

the Arbitration on August 12, 2003. A law firm was consulted. It was prepared to represent UMC, provided that the Arbitration date could be moved to August 19, 2002, and such a request was made by them in writing to the Arbitrator.

74. UMC pleads that there would have been no prejudice to CRI if the Arbitration date was extended for a reasonable period beyond August 12, 2002. Notwithstanding the request, on July 16, 2002, the Arbitrator refused to vary the Interim Award and extend the Arbitration date from August 12, 2002, to August 19, 2002 and ordered that the Arbitration proceed on August 12, 2002.

75. UMC pleads that the request to the Arbitrator by its proposed counsel for an extension from August 12, to August 19, 2002 is made without prejudice to UMC's position that such a short adjournment would, if granted, still not have enabled new counsel to familiarize themselves with UMC's case and properly prepare for the Arbitration and protect UMC's interests. At the time, UMC believed it had no choice but to accept whatever short adjournment the Arbitrator might grant if it would suffice for counsel to accept its retainer to represent UMC in the Arbitration.

76. Since the minimum adjournment necessary for counsel to accept retainer had not been in fact granted, on July 16, 2002, UMC contacted the Arbitrator in writing directly, explained the circumstances as pleaded above, and requested an extension of the hearing date from August 12, 2002 to August 26, 2002. UMC was then of the view

that a longer fully adequate adjournment was required but because it believed that the Arbitrator would not grant a longer truly adequate adjournment than that being requested, a longer adjournment beyond August 26, 2002 was not requested.

77. The Arbitrator waited until July 23, 2002 to respond, and on that date wrote the parties refusing the request to grant an adjournment of the August 12, 2002 Arbitration date. UMC pleads that the refusal of the Arbitrator to grant a reasonable and adequate adjournment under the circumstances, constituted a serious denial of natural justice and severely prejudiced UMC in its ability to prosecute the Arbitration in that:

(a) Ogilvy had made extensive preparation for the Arbitration over a period of almost two months, an effort which replacement counsel was required to reproduce in a matter of days or weeks after being retained;

(b) there were a substantial number of exhibits including engineering reports and geological mining maps and a series of correspondence and documents which documented a very confusing series of MDU numeration and correspondence of CRI relating thereto which had to be untangled;

(c) the decision of the Arbitrator was made during the height of the summer holiday season when many lawyers took scheduled vacations and were not available to prepare for an August 12, 2002 hearing;

(d) UMC's claims had to be amended prior to August 1, 2002, as a result of the delivery of the Mungall and Wares 2001 Reports on June 13, 2002 by CRI which revealed the Mungall Discoveries and Mullan Trespass and thus, raised additional issues not included in the preliminary claim of UMC and this amendment of the claim had to be done by UMC itself as it had not retained counsel by that date; and,

(e) any such adjournment would present no prejudice to CRI, since the reason for the expedited timetable had been that CRI wished the Arbitration result prior to commencing the 2002 field work expenditure, but it had actually announced the commencement of field work prior to the commencement of the July 15, 2002 original Arbitration date.

78. An additional term of the Interim Award required that UMC file a final statement of claim and other essential documentation in the Arbitration proceeding by July 29, 2002, which included a list of all of its exhibits, and a summary of the evidence of the witnesses. As the Arbitration would have proceeded without UMC being entitled to advance any claim if the said documentation was not finalized by July 29, 2002 and because UMC had been unable to secure the services of its prospective counsel due to the Arbitrator's refusal to grant any adjournment beyond August 12, 2002, UMC had to complete the said documentation and serve it without the benefit of counsel. CRI subsequently made an unsuccessful motion that UMC's claim and documentation be

struck out because it had not been prepared by counsel.

79. The documentation was filed on July 26, and 29, 2002 in accordance with the Interim Award. However, as pleaded above, the making of the Interim Award and the refusal to grant the extensions thereto, severely prejudiced UMC who was required to prepare and submit those documents without the benefit of Quebec counsel. When counsel was subsequently engaged by UMC they inherited pleadings and documentation which they would have varied had they had the opportunity to do so.

Retaining of New Counsel by UMC

80. UMC was only able to retain counsel in and about July 31, 2002 and counsel was required to brief itself for the Arbitration and prepare for the hearing which was to take place on August 12, 2002.

81. The Arbitration proceeded on August 12, 2002 and consisted of eight days of hearings and the filing of extensive and voluminous evidence. In addition, there were motions brought at the Arbitration.

82. UMC pleads that the Arbitrator had made it abundantly clear in the Interim Award and rulings as pleaded above, that he would not allow any further adjournment and thus, UMC was prevented from securing a reasonable adjournment as was required in order

to prepare for the hearing.

83. UMC pleads that the conduct of the Arbitrator in denying UMC its rights of due process and natural justice severely prejudiced UMC as aforesaid and in addition, prevented UMC from properly preparing for the Arbitration in that:

(a) expert evidence which would have conclusively determined, without the need of hearing oral evidence, the exact location of the northern boundary of the Property and the Phoenix Property and the exact location of the Mullan Trespass Area was not available and could not be secured in the time available to counsel;

(b) a subpoenaed witness, the defendant, James Mungall, was unavailable to UMC who would have been available had the Arbitrator been willing to allow reasonable adjournments as required by due process, fairness and natural justice; and,

(c) while counsel for UMC prepared the case as best it could in the time available, there clearly was not reasonable and sufficient time between the time that counsel was appointed and the date of the Arbitration hearing for counsel to thoroughly prepare for a complex Arbitration hearing for the reasons as pleaded above.

ARBITRATOR'S DECISION CONTRARY TO PUBLIC POLICY

84. As pleaded above, a principal issue raised in the Arbitration was whether the Mullan Trespass had occurred on the Property in September 2000, and whether CRI was liable to UMC for having negotiated the Agreement without the disclosure of the Mullan Trespass.

85. All of the direct evidence concerning the Mullan Trespass was provided by the witnesses Mullan and Durham. Mullan testified as to the events of the Mullan Trespass and Durham testified as to the location of the Mullan Trespass. The CRI Press Release referred to in paragraph 58 above is not evidence of where the Mullan Discoveries were made or whether or not they were made on the Property. The said Press Release is ambiguous in this regard and was intentionally deceptive.

86. The evidence tendered at the Arbitration dealing with the location of the Mullan Trespass, overwhelmingly demonstrated that the Mullan Trespass occurred on the Property. There was no evidence tendered that the Mullan Trespass and Mullan Discoveries occurred outside of the Property. Mullan and Durham both testified that the Mullan Trespass location was the place where CRI drill hole TK-01-1 was drilled in 2001. Their testimony was that that location was no more than 150 metres west of TK-01-2, subsequently known as the TK Discovery drilled by CRI in 2001, both of which were marked on maps prepared by or for CRI as being on territory which

comprised part of the Property prior to the transfer of a portion of the Property by UMC to CRI in June 2001. In his award ("Award") dated October 31, 2002, the Arbitrator decided that the Mullan Trespass had not occurred on the Property and in doing so:

(a) he ignored all of the direct and unequivocal evidence as to the location of the Mullan Trespass;

(b) he stated that there was no evidence that the Mullan Trespass occurred on the Property, when in fact the evidence tendered by CRI witnesses at the Arbitration was that it was on the Property;

(c) he made a decision on the key issue in the Arbitration, ignoring all of the evidence; and,

(d) instead of relying upon the direct evidence as to where the Mullan Trespass had occurred, supplied against interest by Mullan and Durham, the Arbitrator, relied upon the inherently ambiguous Press Release that had been issued by CRI dated March 9, 2001 and referred to in paragraph 58 above and found that the location of the Mullan Trespass was far away from the Property and to the north of the Property. The Press Release stated that:

"the company (CRI) also reports that testing of a gossan situated some 8-km from the *Expo-Ungava Deposit* has returned the anomalous PGM assays ....".

The Arbitrator apparently determined that the 8-km distance, referred to in the Press Release, was to measure from the northern border of the Property, mistakenly assuming that the term *Expo-Ungava Deposit* in the press release referred to the entire Property. However, the reference to the *Expo-Ungava Deposit* in the Press Release (as supported by all of the undisputed evidence) was that the term *Expo-Ungava Deposit* did not refer to the entire Property, but simply a small portion of the Property located in the centre of the 40 kilometre long and 4 kilometre wide Property. Therefore, instead of relying upon the direct evidence of Mullan and Durham, the Arbitrator decided the case upon a mistaken understanding of the nomenclature describing locations and components of the Property.

87. The Arbitrator having found that the Mullan Trespass did not occur on the Property, dismissed UMC's claim for the setting aside of the Agreement for non disclosure of the Mullan Discoveries.

88. UMC pleads that the decision of the Arbitrator was so manifestly perverse and in contradiction to all evidence tendered at the Arbitration that as a result:

(a) the Arbitrator's decision violated natural justice and ought not to be enforced;

(b) the Arbitrator exceeded his jurisdiction;

(c) it would be contrary to public policy to enforce that decision in Ontario; and,

(d) the Arbitrator violated the reasonable man standard of adjudication provided for in the Agreement.

89. UMC pleads that to enforce the Quebec Order homologating the Award, the Court must inquire into the Award because the Quebec Court in homologating the Award was precluded to inquire into allegations of error of law, error of fact, and denial of natural justice regarding the Award loss or exceeding of jurisdiction by the Arbitrator, and for the reasons as pleaded above, the Award and the Quebec Order cannot be enforced in Ontario because:

(a) procedurally, the Arbitrator breached natural justice in failing to grant reasonable adjournments to UMC as requested thus, seriously prejudicing UMC (the particulars of the breach of natural justice and prejudice to UMC are set out above);

(b) it would be contrary to public policy to enforce an award based upon findings of fact so manifestly perverse and unsupported by any evidence, and that the Arbitrator in making such findings exceeded his jurisdiction and therefore CRI is not entitled to such enforcement;

(c) the Arbitrator in upholding the transfer of the property which includes the TK Deposit Area and Mesamax Deposit Area to CRI, ignored Article 13.1 of the Agreement which requires that all transfers and similar modifications to the Agreement would not be valid unless such changes and modifications were expressly authorized in writing and signed by all of the parties. The Arbitrator had an obligation to determine whether such a written amendment was in fact necessary and had been made. The Arbitrator ignored all of the undisputed evidence that no such written modification of the Agreement had been executed by the parties to the Agreement to modify the Agreement by diminishing the acreage comprising the Property;

(d) The Arbitrator completely ignored CRI's breach of express requirements for amendment of the Agreement and the express obligation to maintain the Property in accordance with the Agreement though raised as issues at the Arbitration; and,

(e) The Arbitrator, in deciding that of the TK Deposit Area and Mesamax Deposit Area was validly transferred to CRI in June, 2001, ignored the clear undisputed evidence of Mullan's fraud as pleaded above wherein Mullan secured the conveyance by assuring UMC that the MDU units being transferred were not part of the original area UMC Property, but were part of after acquired acreage, outside the boundary of the Property, which was the UMC understanding and was expressly conveyed in writing to Mullan, and the Arbitrator further ignored Mullan's fraudulent concealment of the fact at the time the transfer was solicited that there was valuable PGM and copper mineralization hosted by peridotite on the TK Deposit Area and Mesamax Deposit Area which were on the portion of the Property which Mullan wished UMC to transfer to CRI.

Further Acts of the Conspiracy

90. UMC pleads that on or about June 19, 2002, the following additional act was carried out in furtherance of the Conspiracy. On that date, CRI through a subsidiary corporation, made a "takeover bid" offering to buy 51% of the shares of UMC for $0.10 per share stating that its purpose was to secure control of UMC and remove its officers and directors whose conduct prejudiced relations CRI under the Agreement. This takeover bid was advanced in the midst of the Arbitration so as to divide UMC's attention and squander UMC's resources by requiring it to carry out a statutory takeover response when CRI knew that there was no possibility of the takeover bid for UMC succeeding.

91. UMC pleads that the purpose of the takeover bid, as stated in the offering circular issued by CRI, was to take control of UMC, remove its officers and directors and prevent the Arbitration from proceeding and prevent UMC from securing its rights in the context of the wrongful conduct of CRI and the other co-defendants by counterclaim, as pleaded above.

92. UMC further pleads as a matter of law that the Order sought to be enforced, not being an obligation requiring UMC to perform (or being enjoined from performing) a specific act or pay a sum of money, cannot be the subject of an Ontario proceeding to enforce a foreign judgment as there is, in effect, nothing to enforce.

93. UMC pleads that this action be dismissed with costs on a substantial indemnity scale.

AND BY WAY OF COUNTERCLAIM:

94. UMC claims:

(a) As against CRI:

(i) a declaration that the Agreement is null and void;

(ii) an order requiring CRI to release or convey the interest of CRI in the Property and Phoenix Property to UMC;

(iii) damages for conspiracy, negligent and fraudulent misrepresentation, breach of fiduciary duty, waiver of tort and unjust enrichment in the amount of $1,000,000,000.00; and,

(iv) an interim injunction prohibiting CRI from proceeding with an arbitration sought to enforce its claim to be recorded as the 70% owner of what remains of the Property.

(b) As against the defendants by counterclaim, Glen Mullan, Bruce Durham, Jennifer Boyle, Thomas O'Bradovich, Glen Schlyter,

James Mungall, University of Toronto and Robert Wares and Cygnus Consulting Inc.:

(i) damages for conspiracy, negligent and fraudulent misrepresentation, trespass, inducing breach of contract, interference with economic relations, breach of fiduciary duty, waiver of tort and unjust enrichment in the amount of $1,000,000,000.00;

(ii) an order that the current officers and directors of CRI namely Glen Mullan, Thomas O'Bradovich, Bruce Durham, Jennifer Boyle and Glen Schlyter (and any future directors and officers), cause and direct CRI to release or convey CRI's interest in the Property, and in the Phoenix Property to UMC.

(c) As against all of the defendants by counterclaim:

(i) prejudgment and post judgment interest pursuant to the *Courts of Justice Act*, R.S.O. 1990, c. 43, as amended where applicable;

(ii) substantial indemnity costs together with any applicable Goods and Service Taxes payable pursuant to the Excise Tax Act, R.S.C. 1990. C. E-15; and,

(iii) such further and other relief as counsel may advise and this Honourable Court may deem just.

95. UMC repeats all of the allegations contained in the statement of defence and incorporates them herein as part of this counterclaim and claims the relief as set out in paragraph 94 above.

96. UMC seeks to serve this counterclaim outside of Ontario pursuant to Rule 17.02 on the following grounds:

(a) the Agreement was made in Ontario (section 17.02(f)(I));

(b) the torts complained of were committed in Ontario (17.02(g));

(c) the damage to UMC was sustained in Ontario (17.02(h)); and,

(d) the defendants by counterclaim residing outside of Ontario are necessary or proper parties to a proceeding properly brought against the defendants by counterclaim residing in Ontario (17.02(o)).

97. UMC proposes that this action be tried at the City of Toronto, in the Province of Ontario together with the main action and trial together with Mungall Extant Action as pleaded in paragraph 24 above.

DATED: MARCH 31, 2003.

Barristers
70 Bond Street, Suite 200
Toronto, Ontario M5B 1X3

Harvin D. Pitch, Esq.
L.S.U.C. #12101P
Tel. (416) 365-9320; Fax (416) 365-7702
Solicitors for the Defendants
Plaintiffs by Counterclaim

TO: CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario
M5H 3C2

Lorne Silver, Esq.
LSUC #24238L
Tel. (416) 869-5490; Fax (416) 640-3018

Solicitors for the Plaintiff